Exhibit 99.2

Descartes Announces Appointment of New CFO

WATERLOO, Ontario — March 8, 2007 — Descartes Systems Group, a global on-demand software-as-a-service (SaaS) logistics solutions provider, announced that Stephanie Ratza, CA, will join Descartes as Chief Financial Officer effective April 2nd.

Ms. Ratza brings more than 12 years of finance experience with public technology companies to Descartes. Since November 2005, Ms. Ratza had served as CFO of IPICO Inc. (TSX-V: RFD), a Burlington, Ontario-based company that designs, develops, manufactures and markets a broad range of radio frequency identification (RFID) solutions. Her other public company finance experience includes serving as Vice-President, Finance for five years at Waterloo, Ontario-based MKS Inc. (TSX:MKX) and as Controller for more than three years at Open Text Corporation (TSX:OTC; NASDAQ:OTEX).

“Stephanie’s credentials with leading Canadian public technology companies made her a natural choice to lead our finance organization,” said Arthur Mesher, CEO of Descartes. “We welcome Stephanie to our management team as we continue to focus on enhancing our financial and business planning systems to better serve our customers.”

On March 7th, Descartes announced that Brandon Nussey, Descartes’ current CFO, will be leaving Descartes effective April 1st to become CFO of a private technology company. Mr. Nussey has agreed to continue to help as required to ensure a smooth transition after April 1st.

About Descartes

Descartes (TSX: DSG) (NASDAQ: DSGX), a leading provider of software-as-a-service (SaaS) logistics solutions, is delivering results across the globe today for organizations that operate logistics-intensive businesses. Descartes’ logistics management solutions combine a multi-modal network, the Descartes Global Logistics Network, with component-based ‘nano’ sized applications to provide messaging services between logistics trading partners, “book-to-bill” services for contract carriers and private fleet management services for organizations of all sizes. These solutions and services help Descartes’ customers reduce administrative costs, billing cycles, fleet size, contract carrier costs, and mileage driven and improve pick up and delivery reliability. Our hosted, transactional and packaged solutions deliver repeatable, measurable results and fast time-to-value. Descartes customers include an estimated 1,600 ground carriers and more than 90 airlines, 30 ocean carriers, 900 freight forwarders and third-party providers of logistics services, and hundreds of manufacturers, retailers, distributors, private fleet owners and regulatory agencies. The company has over 300 employees and is based in Waterloo, Ontario, with operations in Atlanta, Pittsburgh, Ottawa, Washington DC, Derby,

Stockholm, Shanghai, Singapore and Melbourne. For more information, visit www.descartes.com.

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Media Contact

Nicole German

Descartes Systems Group

1-416-741-2838 ext. 298

ngerman@descartes.com

This release contains forward-looking information within the meaning of applicable securities laws (“forward-looking statements”) that relate to the timing of the new CFO joining Descartes; our focus on enhancing our financial and business planning systems to better serve our customers and other matters. Such forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the factors and assumptions discussed in the section entitled, “Certain Factors That May Affect Future Results” in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based.